

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Anders Malmstrom
Senior Executive Director and Chief Financial Officer
Equitable Financial Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

Re: Equitable Financial Life Insurance Company
Form 10-K for the fiscal year ended December 31, 2019
Filed March 12, 2020
File No. 000-20501

Dear Mr. Malmstrom:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance